Exhibit 99.1

Crescent Point Closes on Sale of Uinta Basin and Non-Core Saskatchewan Assets

CALGARY, Oct. 18, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that it has successfully closed the previously announced sale of its Uinta Basin asset and certain non-core conventional assets in southeast Saskatchewan.

These accretive dispositions are in-line with the Company's strategy to focus its asset base and strengthen its balance sheet.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-closes-on-sale-of-uinta-basin-and-non-core-saskatchewan-assets-300941404.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2019/18/c8590.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 16:14e 18-OCT-19